

## Report of Independent Registered Public Accounting Firm

To the Management and the Board of Directors of SWBC Investment Services, LLC

We have reviewed SWBC Investment Services, LLC's (the "Company") assertions, included in the accompanying SWBC Investment Services, LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2022 except as described in its exemption report with respect to the following exceptions.

The following items were not promptly transmitted to the clearing broker as required by guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

| Month | Number of items |
|---|---|
| January | 2 |
| February | 2 |
| March | 1 |
| April | 3 |
| May | 1 |
| June | 0 |
| July | 0 |
| August | 1 |
| September | 0 |
| October | 1 |
| November | 0 |
| December | 0 |

PricewaterhouseCoopers LLP, 106 Jefferson, San Antonio Texas 78205
T: 210-332-6540, www.pwc.com/us



(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) private placements of securities; and (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 except as described in its exemption report with respect to the following exceptions.

The following items were not promptly transmitted to the issuer or its agent:

| Month | Number of items |
|---|---|
| January | 4 |
| February | 5 |
| March | 3 |
| April | 1 |
| May | 1 |
| June | 6 |
| July | 4 |
| August | 1 |
| September | 2 |
| October | 3 |
| November | 1 |
| December | 0 |

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 24, 2023